SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL, pursuant to paragraph 6 of article 12 of CVM Instruction 358/2002, as amended, hereby announces that, on this date, it received the following communication from Rio Purus Participações S.A., its indirect controlling shareholder:

“RIO PURUS PARTICIPAÇÕES S.A., a private legal entity constituted in the form of a closely-held corporation, whose articles of incorporation are filed with the São Paulo State Registry of Commerce under Corporate Registry Inscription no. 35-3.0035514-8, with headquarters at Rua Henrique Schaumann, 270/278, Sobreloja, Sala Rio Purus, CEP 05413-010, in the city and state of São Paulo and inscribed in the Finance Ministry’s roll of corporate taxpayers (CNPJ) under no. 60.078.060/0001-59, herein represented by its articles of incorporation (henceforth simply “Rio Purus”), hereby announces the following:

1.     As resolved by a Rio Purus Extraordinary Shareholders Meeting held on November 19, 2015, all the preferred shares issued by Rio Purus were converted into common shares. As a result of said conversion, Rio Purus’ capital stock is now represented by one billion, four hundred and four million, two hundred and forty thousand, five hundred and ninety-five (1,404,240,595) registered common shares with no par value.

2.    Due to the death of Dorothéa Steinbruch on November 11, 2015, all the shares held by her (702,191,372 common shares) are now registered in the name of Estate of Dorothéa Steinbruch, until the distribution of the estate, when they will be bequeathed to her heirs. In addition, the usufruct she retained over a further 702,046,223 common shares1 ceased to exist, the ownership of said shares being transferred to her eleven (11) grandchildren with the institution of lifetime usufructs in favor of her three (3) children, all of which under the terms and conditions set forth in the provisions of the Foundation created by Dorothéa Steinbruch regarding the destination of part of her estate.

3.    It is worth noting that the lifetime usufruct constituted in favor of Benjamin Steinbruch, Elisabeth Steinbruch Schwarz and Ricardo Steinbruch over the 702.046.223 common shares includes the possession, use, management and reception of any benefits arising from said shares, including all their inherent political and ownership rights.

4.    Given the above, the capital stock of Rio Purus is now distributed as follows:

Shareholder	Number of Shares	Percentage Share	Comments
Estate of Dorothéa Steinbruch	702,191,372 common shares	50.005%	Wholly-owned by the shareholder.
Victória Steinbruch	58,503,852 common shares	4.166%	Lifetime usufruct in favor of Benjamin Steinbruch.

1 These shares were previously preferred shares, which were the object of the conversion determined by the ESM of November 19, 2015 mentioned in item 1 of this notice.

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Shareholder	Number of Shares	Percentage Share	Comments
Felipe Steinbruch	58,503,852 common shares	4.166%	Lifetime usufruct in favor of Benjamin Steinbruch.
Alessandra Steinbruch	58,503,852 common shares	4.166%	Lifetime usufruct in favor of Benjamin Steinbruch.
Mendel Steinbruch	58,503,852 common shares	4.166%	Lifetime usufruct in favor of Benjamin Steinbruch.
Arno Schwarz	58,503,852 common shares	4.166%	Lifetime usufruct in favor of Elisabeth Steinbruch Schwarz.
Adriana Schwarz	58,503,852 common shares	4.166%	Lifetime usufruct in favor of Elisabeth Steinbruch Schwarz.
Gabriela Schwarz	58,503,852 common shares	4.166%	Lifetime usufruct in favor of Elisabeth Steinbruch Schwarz.
Mendel Schwarz	58,503,851 common shares	4.165%	Lifetime usufruct in favor of Elisabeth Steinbruch Schwarz.
Guilherme Steinbruch	78,005,136 common shares	5.554%	Lifetime usufruct in favor of Ricardo Steinbruch.
Daniel Steinbruch	78,005,136 common shares	5.554%	Lifetime usufruct in favor of Ricardo Steinbruch.
Rafael Steinbruch	78,005,136 common shares	5.554%	Lifetime usufruct in favor of Ricardo Steinbruch.
Benjamin Steinbruch	1,000 common shares	0.0016%	Wholly-owned by the shareholder.
Elisabeth Steinbruch Schwarz	1,000 common shares	0.0016%	Wholly-owned by the shareholder.
Ricardo Steinbruch	1,000 common shares	0.0016%	Wholly-owned by the shareholder.
TOTAL	1,404,240,595	100%

In relation to all of the above, we request that you take all the appropriate measures arising from the information contained herein.

We remain at your disposal for any further information you may need”.

São Paulo, December 1, 2015

Companhia Siderúrgica Nacional

Gustavo Henrique Santos de Sousa

Executive Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 2, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.